SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2004

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-12084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LIBBEY INC. SUPPLEMENTAL RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LIBBEY INC.
300 Madison Ave.
Toledo, Ohio 43604

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1. Financial statements
   - Report of Independent Registered Public Accounting Firm
   - Statements of Net Assets Available for Benefits as of December 31, 2004, and December 31, 2003
   - Statements of Changes in Net Assets Available for Benefits for years ended December 31, 2004 and December 31, 2003
   - Notes to Financial Statements
   - Supplemental Schedule
     -- H, Line 4i Schedule of Assets (Held at End of Year)

2. Exhibits
   (23) Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC.
SUPPLEMENTAL RETIREMENT PLAN

Dated: June 29, 2005

Libbey Inc.
Employee Benefits Committee
Plan Administrator

By: ______________________
Timothy T. Paige
Chairman
Employee Benefits Committee

By: ______________________
Scott M. Sellick
Vice President and Chief Financial Officer of Libbey Inc. and
Member of Employee Benefits Committee

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Libbey Inc. Supplemental Retirement Plan
Years Ended December 31, 2004 and 2003
With Report of Independent Registered Public Accounting Firm

Libbey Inc. Supplemental Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Contents

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Registered Public Accounting Firm

Libbey Inc. Employee Benefits Committee
Libbey Inc. Supplemental Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Supplemental Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 28, 2005

Libbey Inc. Supplemental Retirement Plan

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Investments *(Note 3)*	**$ 31,171,210**	$ 28,749,052
Contribution receivables:		
Employer	**–**	19,442
Participants	**59,725**	50,283
Net assets available for benefits	**$ 31,230,935**	$ 28,818,777

See accompanying notes.

Libbey Inc. Supplemental Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31	
	2004	**2003**
Additions		
Investment income:		
Net (depreciation) appreciation in fair value of investments *(Note 3)*	**$ (308,010)**	$ 3,510,371
Interest and dividends	**287,800**	280,808
	(20,210)	3,791,179
Contributions:		
Participants	**3,133,331**	3,015,551
Employer	**1,183,157**	1,140,055
	4,316,488	4,155,606
	4,296,278	7,946,785
Deductions		
Participant withdrawals or benefits paid directly to participants	**(1,610,272)**	(1,464,972)
Plan to plan transfers	**(230,701)**	(119,579)
Other	**(43,147)**	(48,897)
Increase	**2,412,158**	6,313,337
Net assets available for benefits:		
Beginning of year	**28,818,777**	22,505,440
End of year	**$ 31,230,935**	$ 28,818,777

See accompanying notes.

1. Description of Plan

General

The Libbey Inc. Supplemental Retirement Plan, formerly Libbey Inc. Stock Purchase and Supplemental Retirement Plan, (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible hourly employees.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are limited to 20% of their eligible compensation and are 100% vested immediately. Contributions may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed and any such changes shall be effective as soon as administratively feasible.

The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant's account.

The Company contributes to the Plan on behalf of each participant an amount equal to fifty percent (50%) of the participant's contributions, not to exceed three percent (3%) of the participant's eligible compensation. Company matching contributions are invested in the Libbey Company Stock Fund, and may be immediately re-directed by the participant. Company matching contributions are immediately 100% vested.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.

Participants may transfer existing fund balances among the various investment funds daily.

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions, including benefit payments.

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, the entire interest of each participant's account is distributed to the participants.

Trusteed Assets

For the years ended December 31, 2004 and December 31, 2003 all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Investments in the four Harbor Funds, two JP Morgan Funds, five American Century Investment Funds, the AIM Small Cap Growth Fund, the Barclays Equity Index Fund, the Dodge & Cox Stock Fund, the American Funds Growth Fund of America, and the funds holding Company common stock recorded at fair value based on their respective quoted market values at year end. The synthetic Guaranteed Investment Contracts (GIC's) are valued at contract value. The participant loans are valued at their outstanding balances, which approximate fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Expenses

Substantially all Plan administrative expenses are paid by the Company.

3. Investments

Investments that represent 5% or more of fair value of the Plan's assets are as follows:

	December 31	
	2004	**2003**
Libbey Common Stock *	**$ 8,307,527**	$ 9,087,485
JP Morgan Stable Value *	**4,420,204**	3,962,427
Harbor Capital Appreciation Fund *	**3,134,649**	2,718,492
Harbor International Fund *	**2,994,028**	2,496,929
Participant Loans *	**2,921,441**	2,703,639
Harbor Bond Fund *	**2,102,247**	1,923,954

*The fund is sponsored by the Plan Trustee or represents a party-in-interest.

During 2004 and 2003, the Plan's investments (including investments bought, sold as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	December 31	
	2004	**2003**
Common stock	**$ (2,009,252)**	$ 826,252
Mutual funds	**1,701,242**	2,684,119
	$ (308,010)	$ 3,510,371

4. Synthetic Guaranteed Investment Contracts

During 2004 and 2003, the Plan had investments in synthetic guaranteed investment contracts. The account is credited with earnings on the underlying investments and is reported at contract value in accordance with Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may direct the withdrawal or transfer of all of a portion of their investment at contract value. As of December 31, 2004, these contracts had a contract value of $4,420,204 and a fair market value of $4,521,015 respectively. The crediting interest rate on these investments was 4.72%, and 4.68% at December 31, 2004 and 2003, respectively. The average yield on these investments was 4.72% and 4.90% for the years ended December 31, 2004 and 2003, respectively.

5. Loan Fund

The Plan permits a participant to borrow a portion of their existing account balance. Loans are made subject to certain conditions and limitations specified in the Plan document and are repaid in weekly installments, including interest, over periods of between one and ten years. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participant's behalf in accordance with their current choice of investment options.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 27, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan operations into compliance with the Code.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Libbey Inc. Supplemental Retirement Plan

EIN #34-1559357 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Par or Maturity Value Rate of Interest,	Current Value
Mutual funds:		
*JP Morgan	416,008 shares of Public Bonds	$ 4,305,687
	11,919 shares of Government Securities	11,919
	203,409 shares of Liquidity Fund	203,409
	Synthetic Guaranteed Investment Contract Wrapper Value	(100,811)
*Harbor	109,718 shares of Capital Appreciation Fund	3,134,649
	70,415 shares of International Fund	2,994,028
	177,705 shares of Bond Fund	2,102,247
	86,082 shares of Large Capital Value Fund	1,403,131
AIM	46,785 shares of Small Cap Growth	1,284,722
American Century Investments	123,185 shares of Strategic Moderate	833,963
	67,067 shares of Small Capital Value	682,075
	32,163 shares of Equity Income	260,840
	38,952 shares of Strategic Conservative	217,742
	23,012 shares of Strategic Aggressive	177,421
Barclay's	20,571 shares of Equity Index Fund	740,137
Dodge & Cox	5,849 shares of Stock Fund	761,693
American Funds	17,282 shares of Growth Fund of America	473,179
Common stock:		
*Libbey Inc.	374,044 shares of Common Stock	8,307,527
Money market funds:		
*JP Morgan	456,211 units, 100% US Treasury	456,211
* Participant loans	5.0% to 10.5%, various maturity dates through July 2014	2,921,441

*Indicates a party in interest to the Plan.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-64726) pertaining to the Libbey Inc. Retirement Savings Plan and the Libbey Inc. Supplemental Retirement Plan of our report dated June 28, 2005, with respect to the financial statements and supplemental schedule of the Libbey Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Toledo, Ohio
June 28, 2005